# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ORLA MINING LTD., CIK 0001680056
CUSIP: 68634K106
Title of class of securities: COMMON STOCK, NO PAR VALUE
Address of issuer's principal executive offices: 1075 WEST GEORGIA STREET, SUITE 1010, VANCOUVER, British Columbia Canada (A1), V6E 3C9
Date of event which requires filing of this statement: 12/04/2025
Amends the filing with accession number 0001104659-25-021884
Filed by CIK 0000915191
Persons authorized to receive notices and communications: Sean J. Skiffington, Allen Overy Shearman Sterling US LLP, Commerce Court West, 199 Bay Street, Toronto, Ontario Canada (A6), M5L 1E8, 647.280.5756; Ryan E. Robski, Allen Overy Shearman Sterling US LLP, Commerce Court West, 199 Bay Street, Toronto, Ontario Canada (A6), M5L 1E8, 416.302.1391

## Reporting persons
- V. PREM WATSA (CIK 0000938869): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 78,074,283; sole dispositive power 0; shared dispositive power 78,074,283; aggregate amount beneficially owned 78,074,283 (20.3% of the class)
- THE SECOND 810 HOLDCO LTD.: type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 78,074,283; sole dispositive power 0; shared dispositive power 78,074,283; aggregate amount beneficially owned 78,074,283 (20.3% of the class)
- THE SECOND 1109 HOLDCO LTD.: type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 78,074,283; sole dispositive power 0; shared dispositive power 78,074,283; aggregate amount beneficially owned 78,074,283 (20.3% of the class)
- THE SIXTY TWO INVESTMENT COMPANY LIMITED (CIK 0001217251): type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 78,074,283; sole dispositive power 0; shared dispositive power 78,074,283; aggregate amount beneficially owned 78,074,283 (20.3% of the class)
- 12002574 CANADA INC.: type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 78,074,283; sole dispositive power 0; shared dispositive power 78,074,283; aggregate amount beneficially owned 78,074,283 (20.3% of the class)
- FAIRFAX FINANCIAL HOLDINGS LIMITED (CIK 0000915191): type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 78,074,283; sole dispositive power 0; shared dispositive power 78,074,283; aggregate amount beneficially owned 78,074,283 (20.3% of the class)
- FFHL GROUP LTD. (CIK 0001275984): type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 27,300,549; sole dispositive power 0; shared dispositive power 27,300,549; aggregate amount beneficially owned 27,300,549 (7.1% of the class)
- FAIRFAX (US) INC.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 27,300,549; sole dispositive power 0; shared dispositive power 27,300,549; aggregate amount beneficially owned 27,300,549 (7.1% of the class)
- ODYSSEY GROUP HOLDINGS, INC.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 13,473,106; sole dispositive power 0; shared dispositive power 13,473,106; aggregate amount beneficially owned 13,473,106 (3.5% of the class)
- ODYSSEY REINSURANCE COMPANY (CIK 0001243947): type of reporting person: corporation (CO); citizenship or place of organization: Connecticut (CT); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 13,473,106; sole dispositive power 0; shared dispositive power 13,473,106; aggregate amount beneficially owned 13,473,106 (3.5% of the class)
- CRUM & FORSTER HOLDINGS CORP. (CIK 0001168338): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 13,827,443; sole dispositive power 0; shared dispositive power 13,827,443; aggregate amount beneficially owned 13,827,443 (3.6% of the class)
- UNITED STATES FIRE INSURANCE COMPANY: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 13,827,443; sole dispositive power 0; shared dispositive power 13,827,443; aggregate amount beneficially owned 13,827,443 (3.6% of the class)
- THE NORTH RIVER INSURANCE COMPANY (CIK 0001276001): type of reporting person: corporation (CO); citizenship or place of organization: New Jersey (NJ); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,942,481; sole dispositive power 0; shared dispositive power 2,942,481; aggregate amount beneficially owned 2,942,481 (0.8% of the class)
- NORTHBRIDGE FINANCIAL CORPORATION (CIK 0001368588): type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- NORTHBRIDGE GENERAL INSURANCE CORPORATION (CIK 0001276008): type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- FEDERATED INSURANCE COMPANY OF CANADA (CIK 0001432008): type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- CRC REINSURANCE LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Barbados (C8); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- 1102952 B.C. UNLIMITED LIABILITY COMPANY: type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 50,773,734; sole dispositive power 0; shared dispositive power 50,773,734; aggregate amount beneficially owned 50,773,734 (13.2% of the class)
- ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD: type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 50,773,734; sole dispositive power 0; shared dispositive power 50,773,734; aggregate amount beneficially owned 50,773,734 (13.2% of the class)
- ALLIED WORLD ASSURANCE COMPANY HOLDINGS I, LTD: type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 50,773,734; sole dispositive power 0; shared dispositive power 50,773,734; aggregate amount beneficially owned 50,773,734 (13.2% of the class)
- ALLIED WORLD ASSURANCE COMPANY, LTD: type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 50,773,734; sole dispositive power 0; shared dispositive power 50,773,734; aggregate amount beneficially owned 50,773,734 (13.2% of the class)
- ALLIED WORLD ASSURANCE HOLDINGS (IRELAND) LTD: type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 50,773,734; sole dispositive power 0; shared dispositive power 50,773,734; aggregate amount beneficially owned 50,773,734 (13.2% of the class)
- ALLIED WORLD ASSURANCE HOLDINGS (U.S.) INC.: type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 50,773,734; sole dispositive power 0; shared dispositive power 50,773,734; aggregate amount beneficially owned 50,773,734 (13.2% of the class)
- ALLIED WORLD INSURANCE COMPANY: type of reporting person: corporation (CO); citizenship or place of organization: New Hampshire (NH); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 49,357,124; sole dispositive power 0; shared dispositive power 49,357,124; aggregate amount beneficially owned 49,357,124 (12.9% of the class)
- ALLIED WORLD ASSURANCE COMPANY (U.S.) INC.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,125,000; sole dispositive power 0; shared dispositive power 2,125,000; aggregate amount beneficially owned 2,125,000 (0.6% of the class)
- AW UNDERWRITERS INC.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 16,086,599; sole dispositive power 0; shared dispositive power 16,086,599; aggregate amount beneficially owned 16,086,599 (4.2% of the class)
- ALLIED WORLD SPECIALTY INSURANCE COMPANY: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 16,086,599; sole dispositive power 0; shared dispositive power 16,086,599; aggregate amount beneficially owned 16,086,599 (4.2% of the class)
- ALLIED WORLD SURPLUS LINES INSURANCE COMPANY: type of reporting person: corporation (CO); citizenship or place of organization: Arkansas (AR); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,880,656; sole dispositive power 0; shared dispositive power 1,880,656; aggregate amount beneficially owned 1,880,656 (0.5% of the class)
- ALLIED WORLD NATIONAL ASSURANCE COMPANY: type of reporting person: corporation (CO); citizenship or place of organization: New Hampshire (NH); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,416,610; sole dispositive power 0; shared dispositive power 1,416,610; aggregate amount beneficially owned 1,416,610 (0.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK, NO PAR VALUE
Name of issuer: ORLA MINING LTD.
Address of issuer's principal executive offices: 1075 WEST GEORGIA STREET, SUITE 1010, VANCOUVER, British Columbia Canada (A1), V6E 3C9
Comment:
Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Amendment No. 1 to Schedule 13D (this "Amendment") amends the statement on Schedule 13D filed with the United States Securities and Exchange Commission (the "SEC") on March 7, 2025 (as amended and supplemented prior to the date hereof, the "Original Schedule 13D" and, as amended and supplemented by this Amendment, the "Schedule 13D") by Fairfax Financial Holdings Limited and certain of its affiliates relating to the common shares, no par value ("Shares"), of Orla Mining Ltd. ("Orla").

The following amendments to Items 2, 4, 5 and 7 of the Original Schedule 13D are hereby made:

## Item 2. Identity and Background
Name of person filing:
V. PREM WATSA
THE SECOND 810 HOLDCO LTD.
THE SECOND 1109 HOLDCO LTD.
THE SIXTY TWO INVESTMENT COMPANY LIMITED
12002574 CANADA INC.
FAIRFAX FINANCIAL HOLDINGS LIMITED
FFHL GROUP LTD.
FAIRFAX (US) INC.
ODYSSEY GROUP HOLDINGS, INC.
ODYSSEY REINSURANCE COMPANY
CRUM & FORSTER HOLDINGS CORP.
UNITED STATES FIRE INSURANCE COMPANY
THE NORTH RIVER INSURANCE COMPANY
NORTHBRIDGE FINANCIAL CORPORATION
NORTHBRIDGE GENERAL INSURANCE CORPORATION
FEDERATED INSURANCE COMPANY OF CANADA
CRC REINSURANCE LIMITED
1102952 B.C. UNLIMITED LIABILITY COMPANY
ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD
ALLIED WORLD ASSURANCE COMPANY HOLDINGS I, LTD
ALLIED WORLD ASSURANCE COMPANY, LTD
ALLIED WORLD ASSURANCE HOLDINGS (IRELAND) LTD
ALLIED WORLD ASSURANCE HOLDINGS (U.S.) INC.
ALLIED WORLD INSURANCE COMPANY
ALLIED WORLD ASSURANCE COMPANY (U.S.) INC.
AW UNDERWRITERS INC.
ALLIED WORLD SPECIALTY INSURANCE COMPANY
ALLIED WORLD SURPLUS LINES INSURANCE COMPANY
ALLIED WORLD NATIONAL ASSURANCE COMPANY
Residence or business address:
95 Wellington Street West, Suite 800, Toronto, Ontario, Canada M5J 2N7
95 Wellington Street West, Suite 802, Toronto, Ontario, Canada M5J 2N7
95 Wellington Street West, Suite 802, Toronto, Ontario, Canada M5J 2N7
1600 Cathedral Place, 925 West Georgia St., Vancouver, British Columbia, Canada V6C 3L2
95 Wellington Street West, Suite 800, Toronto, Ontario, Canada M5J 2N7
95 Wellington Street West, Suite 800, Toronto, Ontario, Canada M5J 2N7
95 Wellington Street West, Suite 800, Toronto, Ontario, Canada M5J 2N7
401 East Corporate Drive, Suite 200, Lewisville, Texas, 75057, USA
300 First Stamford Place, Stamford, Connecticut, USA 06902
300 First Stamford Place, Stamford, Connecticut, USA 06902
1209 Orange Street, Wilmington, Delaware, USA 19801
1209 Orange Street, Wilmington, Delaware, USA 19801
305 Madison Avenue, Morristown, New Jersey, USA, 07962
105 Adelaide Street West, 7th Floor, Toronto, Ontario, Canada M5H 1P9
105 Adelaide Street West, 7th Floor, Toronto, Ontario, Canada M5H 1P9
55 Standish Court, Suite 300, Mississauga, Ontario, Canada L5R 4B2
#12 Pine Commercial, The Pine, St Michael, Barbados BB11103
1600-925 West Georgia Street, Vancouver, British Columbia, Canada V6C 3L2
27 Richmond Road, Pembroke, Bermuda HM 08
27 Richmond Road, Pembroke, Bermuda HM 08
27 Richmond Road, Pembroke, Bermuda HM 08
27 Richmond Road, Pembroke, Bermuda HM 08
1209 Orange Street, Wilmington, Delaware, USA 19801
10 Ferry Street, Suite 313, Concord, New Hampshire, USA 03301
251 Little Falls Drive, Wilmington, Delaware, USA 19808
251 Little Falls Drive, Wilmington, Delaware, USA 19808
199 Water Street, 26th Floor, New York, New York 10038
425 West Capitol Avenue, Suite 1800, Little Rock, Arkansas, USA 72201-3525
10 Ferry Street, Suite 313, Concord, New Hampshire, USA 03301
Present principal occupation or employment: For each of the Reporting Persons, a full response to Item 2(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth in Exhibit 99.5 hereto.

## Item 4. Purpose of Transaction
Purpose of transaction:
On December 4, 2025, certain of the Reporting Persons sold an aggregate 25,000,000 Shares of Orla at a price of CDN$17.6435 per Share for aggregate proceeds of approximately CDN $441.1 million. This sale occurred in connection with the rebalancing of investment portfolios of Fairfax.

While none of the Reporting Persons has any present plans to sell any further Shares or other securities of Orla, one or more of them could determine, based upon price, market conditions, availability of funds, evaluation of alternative investments and other factors, to sell some or all of such securities. Additionally, one or more entities affiliated with Fairfax, including one or more of the Reporting Persons, may determine to purchase additional securities of Orla in the open market or otherwise, depending on the same set of factors listed above with respect to sales.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Based on the most recent information available, the aggregate number and percentage of Shares (the securities identified by Item 1 of this Schedule 13D) that are beneficially owned by each of the Reporting Persons is set forth in boxes 11 and 13 of this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

The percentage of Shares beneficially owned by each of the Reporting Persons was calculated based on 339,896,220 Shares issued and outstanding as of November 11, 2025, as reported by Orla (and assuming the conversion or exercise, as applicable, of all of the Convertible Notes and the Warrants held by the Reporting Persons into Shares).
Number of shares as to which each person has sole or shared power to vote or dispose:
The numbers of Shares as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

To the best knowledge of the Reporting Persons, the persons listed in Exhibit 99.6 hereto beneficially own the amounts of Shares listed therein and have sole voting power and sole dispositive power with respect to such Shares.
Transactions in the class effected during the past sixty days: Except as described in Exhibit 99.7, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person listed in Exhibit 99.5 for each of the Reporting Persons, beneficially owns, or has acquired or disposed of, any Shares during the last 60 days.
Other persons with the right to receive dividends or sale proceeds: No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Shares held by the Reporting Persons other than each of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.5 Directors and Officers of the Reporting Persons

Exhibit 99.6 Beneficial Ownership by Directors and Officers

Exhibit 99.7 Transactions in the Shares of the Issuer by the Reporting Persons During the Last Sixty (60) Days

## Signatures
- V. PREM WATSA: /s/ V. Prem Watsa, V. Prem Watsa (12/08/2025)
- THE SECOND 810 HOLDCO LTD.: /s/ V. Prem Watsa, V. Prem Watsa, Director (12/08/2025)
- THE SECOND 1109 HOLDCO LTD.: /s/ V. Prem Watsa, V. Prem Watsa, President (12/08/2025)
- THE SIXTY TWO INVESTMENT COMPANY LIMITED: /s/ V. Prem Watsa, V. Prem Watsa, President (12/08/2025)
- 12002574 CANADA INC.: /s/ V. Prem Watsa, V. Prem Watsa, President (12/08/2025)
- FAIRFAX FINANCIAL HOLDINGS LIMITED: /s/ Peter Clarke, Peter Clarke, President and Chief Operating Officer (12/08/2025)
- FFHL GROUP LTD.: /s/ V. Prem Watsa, V. Prem Watsa, President (12/08/2025)
- FAIRFAX (US) INC.: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (12/08/2025)
- ODYSSEY GROUP HOLDINGS, INC.: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (12/08/2025)
- ODYSSEY REINSURANCE COMPANY: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (12/08/2025)
- CRUM & FORSTER HOLDINGS CORP.: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (12/08/2025)
- UNITED STATES FIRE INSURANCE COMPANY: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (12/08/2025)
- THE NORTH RIVER INSURANCE COMPANY: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (12/08/2025)
- NORTHBRIDGE FINANCIAL CORPORATION: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (12/08/2025)
- NORTHBRIDGE GENERAL INSURANCE CORPORATION: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (12/08/2025)
- FEDERATED INSURANCE COMPANY OF CANADA: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (12/08/2025)
- CRC REINSURANCE LIMITED: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (12/08/2025)
- 1102952 B.C. UNLIMITED LIABILITY COMPANY: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (12/08/2025)
- ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (12/08/2025)
- ALLIED WORLD ASSURANCE COMPANY HOLDINGS I, LTD: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (12/08/2025)
- ALLIED WORLD ASSURANCE COMPANY, LTD: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (12/08/2025)
- ALLIED WORLD ASSURANCE HOLDINGS (IRELAND) LTD: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (12/08/2025)
- ALLIED WORLD ASSURANCE HOLDINGS (U.S.) INC.: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (12/08/2025)
- ALLIED WORLD INSURANCE COMPANY: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (12/08/2025)
- ALLIED WORLD ASSURANCE COMPANY (U.S.) INC.: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (12/08/2025)
- AW UNDERWRITERS INC.: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (12/08/2025)
- ALLIED WORLD SPECIALTY INSURANCE COMPANY: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (12/08/2025)
- ALLIED WORLD SURPLUS LINES INSURANCE COMPANY: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (12/08/2025)
- ALLIED WORLD NATIONAL ASSURANCE COMPANY: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (12/08/2025)
Comment: Power of attorney, dated March 9, 2020 (incorporated by reference to Exhibit 8 to the Schedule 13D filed by certain of the Reporting Persons with the SEC on March 9, 2020).
Power of attorney, dated June 14, 2021 (incorporated by reference to Exhibit 5 to the Schedule 13D filed by certain of the Reporting Persons with the SEC on June 14, 2021).